CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001

REVISED

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place
Suite 2300
Winnipeg Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020

November 1, 2002, except for Note 18 which is as of April 3, 2003 and the revision to Note 20 which is as of June 6, 2003

Auditors’ Report

To the Shareholders of CanWest Global Communications Corp.

We have audited the consolidated balance sheets of CanWest Global Communications Corp. as at August 31, 2002 and August 31, 2001 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and August 31, 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated November 1, 2002 has been withdrawn and the financial information in accordance with United States Generally Accepted Accounting Principles in Note 20 has been revised as described in Note 20 under the heading Revision of 2002 and prior’s information.

Chartered Accountants
 Winnipeg, Canada

November 1, 2002

Comments by Auditors on Canada — U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 1 to the consolidated financial statements. Our report to the shareholders dated November 1, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Winnipeg, Canada

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31

	2002	2001
ASSETS	$000	$000
Current Assets
Cash	61,090	19,489
Accounts receivable	470,246	475,618
Income taxes recoverable	33,334	—
Inventory	19,836	30,817
Investment in film and television programs	98,096	96,385
Future income taxes	30,013	33,243
Other	13,726	17,840

	726,341	673,392
Investment in Network TEN	4,494	107,210
Other investments	162,361	415,413
Investment in film and television programs	317,176	355,994
Property, plant and equipment	679,224	707,811
Other assets	103,975	130,966
Intangibles	1,096,458	1,080,412
Goodwill	2,631,099	2,828,022

	5,721,128	6,299,220

LIABILITIES
Current Liabilities
Bank loans and advances	—	28,999
Accounts payable	164,988	131,542
Accrued liabilities	227,104	268,891
Income taxes payable	—	1,175
Film and television program accounts payable	64,834	45,084
Deferred revenue	60,596	75,970
Current portion of long term debt	172,753	116,500

	690,275	668,161
Long term debt	3,337,163	3,795,262
Other accrued liabilities	86,217	88,809
Future income taxes	431,562	440,992

	4,545,217	4,993,224

SHAREHOLDERS’ EQUITY
Capital stock	896,422	896,313
Contributed surplus	3,647	3,647
Retained earnings	317,376	475,053
Cumulative foreign currency translation adjustments	(41,534)	(69,017)

	1,175,911	1,305,996

	5,721,128	6,299,220

The notes constitute an integral part of the consolidated financial statements.

Signed on behalf of the Board

Director	Director

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE YEARS ENDED AUGUST 31

	2002	2001
	$000	$000
Revenue	2,272,783	1,944,775
Operating expenses	1,244,263	1,121,392
Selling, general and administrative expenses	558,214	382,312

	470,306	441,071
Amortization of intangibles and goodwill	17,500	90,159
Amortization of property, plant and equipment	74,654	60,565
Other amortization	6,670	5,240

	371,482	285,107
Financing expenses	(376,632)	(356,755)
Investment gains net of write-down of investments	32,043	28,630
Dividend income	3,241	2,952

	30,134	(40,066)
Provision for (recovery of) income taxes	7,108	(59,019)

Earnings before the following	23,026	18,953
Minority interests	4,330	(3,196)
Interest in earnings (loss) of Network TEN	(11,815)	52,567
Interest in loss of other equity accounted affiliates	(1,523)	(14,491)
Realized currency translation adjustments	(1,000)	(7,200)

Net earnings for the year	13,018	46,633

Net earnings per share:
Basic	$0.07	$0.27
Diluted	$0.07	$0.27

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED AUGUST 31

	2002	2001
	$000	$000
Retained earnings — beginning of year, as previously reported	475,053	529,112
Adjustment for adoption of new accounting pronouncements	(170,695)	(5,164)

Retained earnings – beginning of year, as adjusted	304,358	523,948
Net earnings for the year	13,018	46,633
Dividends
Cash	—	(49,003)
Stock	—	(46,525)

Retained earnings — end of year	317,376	475,053

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED AUGUST 31

	2002	2001
	$000	$000
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the year	13,018	46,633
Items not affecting cash
Amortization	108,765	166,979
Interest paid in kind	105,790	75,947
Future income taxes	11,209	(97,281)
Interest in (earnings) loss of Network TEN	11,815	(52,567)
Interest in loss of other equity accounted affiliates	1,523	14,491
Minority interests	(4,330)	3,196
Realized currency translation adjustments	1,000	7,200
Investment gains net of write-down of investments	(32,043)	(28,630)
Write-off of deferred financing fees	—	17,900
Distributions from Network TEN	60,984	71,096

	277,731	224,964
Investment in film and television programs	(194,619)	(267,437)
Amortization of film and television programs	132,033	157,629
Other changes in non-cash operating accounts	(55,554)	(51,406)

	159,591	63,750

INVESTING ACTIVITIES
Acquisitions	—	(2,007,291)
Other investments	(5,187)	(1,733)
Proceeds from sale of other investments	87,000	65,596
Proceeds from divestitures	390,059	32,454
Purchase of property and equipment	(53,338)	(49,641)

	418,534	(1,960,615)

FINANCING ACTIVITIES
Dividends paid	—	(49,003)
Issuance of long term debt	3,255	3,903,291
Repayment of long term debt	(510,889)	(2,030,988)
Issuance of share capital	109	4,012
Net change in bank loans and advances	(28,999)	12,744

	(536,524)	1,840,056

Net change in cash	41,601	(56,809)
Cash and cash equivalents-
Beginning of year	19,489	76,298

Cash and cash equivalents –
End of year	61,090	19,489

Cash flow per share
Basic	$1.57	$1.31
Diluted	$1.52	$1.31

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001

1.	SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, production and distribution of film and television programming and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company’s operating segments include television and radio broadcasting, entertainment and publishing and online operations. In Canada, the Television Broadcasting segment includes the operation of the Global Television Network, Global Prime and various other conventional and specialty channels. The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, community newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The Entertainment segment includes the operation of Fireworks Entertainment, a producer and distributor of film and television programs. The New Zealand Television Broadcasting segment includes the operations of the TV3 and TV4 Television Networks. The New Zealand Radio Broadcasting segment includes the More FM and RadioWorks radio networks. The Irish Television Broadcasting segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Corporate and Other segment includes the Company’s 57.5% economic interest in The TEN Group Pty Limited, which owns and operates Australia’s TEN Television Network (“Network TEN”), and various portfolio investments in media operations, including a 29.9% equity interest in Northern Ireland’s Ulster Television plc (“UTV”).

The Company’s broadcast customer base is comprised primarily of large advertising companies who place advertisements with the Company on behalf of their customers. Publishing revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 20.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, and the Company’s pro rata 45% share of the assets, liabilities, and results of operations of TV3 Ireland from March 28, 2001, the date when it ceased to be a subsidiary and became a jointly controlled enterprise.

Investments

The Company accounts for its investment in Network TEN, ROBTv (to the date of its sale on August 31, 2001) and CF Television Inc. (to the date of its sale on September 12, 2001), mentv and Mystery using the equity method. The Company’s accounting for its investment in The National Post Company is described in note 2.

Other investments are recorded at the lower of cost and net realizable value. A provision for loss in value of other investments is made when the decline in current market values is considered other than temporary.

Investment in film and television program rights

(a)	Broadcast rights

The Company has entered into various agreements for the rights to broadcast certain feature films and television programs. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. Broadcast rights are carried at the lower of unamortized cost and net recoverable value based on discounted future cash flows.

(b)	Film and television programs

Investment in film and television programs represents the unamortized costs of film and television programs that have been produced by the Company, or for which the Company has acquired distribution rights. Included in investment in film and television programs are film and television programs in progress and in development, and acquired film and television program libraries. Costs of completed film and television programs include all production costs and capitalized interest, which are expected to be recovered from exploitation, exhibition or licencing. Film and television programs in progress represent the accumulated costs of productions that have not yet been completed by the Company.

Costs of film and television programs in development represent expenditures made on projects prior to production, including investments in scripts. Advances or contributions received from third parties to assist in development are deducted from these costs. Upon commencement of production, development costs are reclassified to investment in film and television programs. Development costs are written off at the earlier of when determined not to be recoverable and three years following the year incurred. Costs of advertising and marketing are expensed as incurred.

Amortization of investment in completed films and television programs and accrual of participation costs are calculated using the individual film forecast computation method, based on the ratio that current period revenue earned from the film and television programs bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation of the film or television program.

Estimates of ultimate future revenue are prepared on a title-by-title basis and reviewed periodically based on current market conditions. For episodic television series, until ultimate revenue estimates include revenues from secondary markets, capitalized costs for each episode are limited to the amount of revenue contracted for each episode. Ultimate revenue includes estimates of secondary market revenue only when the Company can demonstrate through its experience or industry norms, that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licenced successfully in the secondary market. Ultimate revenue estimates include revenues for up to ten years for film and television programs produced by the Company, and up to 20 years for acquired libraries.

The valuation of film and television programs, including acquired film libraries, is reviewed on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value is determined using management’s estimate of discounted future cash flows. A write-down is recorded equivalent to the amount by which the unamortized costs exceeds the estimated fair value of the film or television program.

Foreign currency translation

The Company’s operations in Australia, New Zealand and Ireland represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders’ equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided over the assets’ estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 1/2% - 5%
Machinery and equipment	4% - 33 1/3%
Leasehold and land improvements	2 1/2% - 20%

Intangible assets

Broadcast licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which represents the fair market value at the date of the acquisition.

Circulation and other finite life intangibles are amortized over periods from 5 to 40 years. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually. Impairment of indefinite life intangibles is tested by comparing the fair value of the intangible asset to its carrying value.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Effective September 1, 2001, goodwill is not subject to amortization, whereas previously goodwill was amortized over a 40 year period. Goodwill is tested for impairment annually by comparing the fair value of goodwill assigned to a particular reporting unit to its carrying value.

Pre-operating costs

Pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber revenues commence. Pre-operating costs are amortized over a period of five years.

Revenue recognition

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast. Circulation and advertising revenue from publishing activities is recognized when the newspaper is delivered. Subscription revenue is recognized on a straight-line basis over the term of the subscription.

Revenue derived from the sale or licencing of film and television program distribution rights is recognized when all of the following conditions are met: persuasive evidence of a sale or licensing arrangement exists; the film is complete and has been delivered or is available for immediate and unconditional delivery; the licence period has begun; the fee is fixed or determinable and collection of the fee is reasonably assured.

Amounts received or receivable and not yet recognized as revenue are included in deferred revenue.

Income taxes

The asset and liability method is used to account for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Income taxes on unremitted earnings of Network TEN are provided at rates applicable to distributions. Income taxes on unremitted earnings of foreign operations other than Network TEN are not provided as such earnings are expected to be indefinitely reinvested.

Inventory

Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

Pension plans and post retirement benefits

The Company maintains a number of defined benefit and defined contribution pension plans. For the defined benefit plans, the pension expense is determined using the projected benefit method pro rated based on service. For the defined contribution plans, the pension expense is the Company’s contribution to the plan. The Company also maintains post retirement benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees.

Cash and cash equivalents

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

Per share calculations

Basic earnings and cash flow per share are calculated using the daily weighted average number of shares outstanding. Cash flow is defined as cash flow from operations excluding amortization of film and programs, investment in film and television programs and changes in non-cash operating accounts.

Diluted earnings and cash flow per share are calculated using the daily weighted average number of shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year, or when the underlying options or convertible securities were granted or issued, if later. The treasury stock method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options to acquire shares.

Basic earnings per share was calculated based on weighted average shares outstanding for 2002 of 176,957,000 (2001 – 171,421,000). The dilutive effect of outstanding stock options in 2002 is 27,000 shares (2001 - 130,000 shares). The dilutive effect of preference shares is 5,275,000 shares (2001 — 659,000) resulting in a denominator for diluted earnings per share of 182,259,000 (2001 – 172,210,000). The Company had 1,721,000 options outstanding in 2002 which would have been anti-dilutive (2001 - 971,000).

Stock-based Compensation Plans

The Company has share based compensation plans as described in note 10. The Company utilizes the intrinsic value approach to accounting for stock-based compensation. No compensation expense is recognized for these plans when the options are issued. Any consideration paid by employees on exercise of stock options is credited to share capital.

The following are proforma results as if the Company had applied the fair value based method of accounting for stock-based compensation.

The fair value of the options granted during 2002 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2001 – 2%), an expected volatility of 40% (2001 – 60%), risk free interest rates of 4.8% to 5.4% (2001 – 5.4% to 5.6%) and an expected life of 6 to 9 years (2001 – 6 to 9 years).

The total fair value of 233,458 stock options that were granted by the Company during 2002 was $1,542,300 (during 2001, 240,440 stock options were granted with a total fair value of $1,969,000). The proforma cost of stock compensation expense for the year ended August 31, 2002 would be

$2,303,000 (2001 – $1,229,000). A value of $4,548,000 will be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings and diluted earnings per share for the year ended August 31, 2002 are $10,715,000 and $0.06 respectively (2001 — $45,404,000 and $0.26).

The effects of applying this method in the proforma disclosure are not indicative of future amounts. The Company’s proforma disclosure does not apply to awards prior to 1996, and additional awards in future years are anticipated.

Financial Instruments

The Company uses various financial instruments to reduce its exposure to fluctuations in interest and U.S. currency exchange rates. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense. The Company translates its U.S. denominated debt that is hedged by cross-currency swaps at the rate implicit in the swap agreement.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates in the near term.

The Company operates in highly competitive markets. The Company has estimated the useful lives of intangible assets and the value of goodwill, based on historical customer patterns, industry trends and existing competitive factors. Significant long-term changes in these factors could result in a material impairment of the value and life of intangible assets and goodwill.

In addition, management estimates ultimate revenue from film and television programs to determine amortization and fair values of investments in film and television programs. Actual revenues may differ from these estimates.

Changes in Accounting Policies

(a)	Income taxes

On September 1, 2000 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465, Income Taxes, which replaced the deferral method with the asset and liability method of tax allocation. The Company has applied the change retroactively, restating prior years. The cumulative effect of the change on opening retained earnings at September 1, 2000 was a $5.2 million reduction.

(b)	Business combinations, intangibles and goodwill

In July 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Handbook Section 3062, Goodwill and Other Intangibles.

Under Section 1581, all business combinations initiated after June 30, 2001, must be accounted for as a purchase. In addition, the standards require classification of carrying amounts of goodwill and other intangibles related to purchase business combinations in accordance with the new definitions of intangibles. The standard requires intangible assets to be recognized separately from goodwill if an asset arises from contractual or other legal rights, or is separable. These provisions are applicable to business combinations consummated after June 30, 2001 and for any recognized intangibles acquired in a business combination prior to July 1, 2001 when Section 3062 is first applied. This section was adopted by the Company on September 1, 2001 and applied prospectively.

On September 1, 2001, the Company adopted Section 3062, Goodwill and Other Intangibles. As a result of adopting the new standard, goodwill and certain intangibles with indefinite lives, including newspaper mastheads and broadcast licences, are no longer amortized. Circulation and other intangibles are amortized over periods from 5 to 40 years. As a result of applying the new standards, no impairment in intangibles with indefinite lives or goodwill have been identified at the Company or any of its subsidiaries. However, an initial goodwill impairment was identified by Network TEN in its reporting unit, Eye Corp, resulting in a charge to the Company’s retained earnings of $45.3 million (net of income tax recoveries of $2.5 million). In addition, as a result of events occurring after the beginning of 2001, a goodwill impairment of $30.2 million (net of income tax recoveries of $2.0 million) has been reflected in the Company’s interest in loss of Network TEN in the Company’s statement of earnings for the period ended August 31, 2002 (see note 3).

This change in accounting policy has been applied prospectively commencing September 1, 2001. The tables below provide a reconciliation of previously reported 2001 earnings to net earnings adjusted to exclude amortization of goodwill and intangible assets with indefinite lives.

	2002	2001
	$000	$000

Reported net earnings for the year	13,018	46,633
Amortization of goodwill and indefinite life intangibles, net of tax of $11,975 for the year ended August 31, 2001	—	64,338
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates, net of tax of nil	—	6,211

Net earnings for the year adjusted to exclude amortization expense recognized in 2001	13,018	117,182

Net earnings per share:
Reported net earnings
Basic	$0.07	$0.27
Diluted	$0.07	$0.27
Adjusted net earnings
Basic	$0.07	$0.68
Diluted	$0.07	$0.68

(c)	Accounting for film and television programs

In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 “Accounting by Producers or Distributors of Films” (“SOP 00-2”). SOP 00-2, established new accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of films and television programs and accounting for development, overhead and other exploitation costs, including advertising and marketing expenses.

The Company has retroactively adopted SOP 00-2 effective as of September 1, 2001. Prior years’ financial statements have not been restated, as the effect of the new policy on prior periods was not reasonably determinable. Accordingly, opening retained earnings for the year ended August 31, 2002 was reduced to reflect the cumulative effect of the accounting change in the amount of $125.4 million (net of income taxes of $nil).

The principal changes as a result of applying SOP 00-2 are as follows:

Cash outflows incurred to acquire, produce and develop film and television programs, which were previously presented under investing activities in the consolidated statement of cash flows, are presented under cash flows from operating activities.

Advertising and marketing participation costs, which were previously capitalized to investment in film and television programs and amortized using the individual film forecast method, are now expensed as incurred. This change resulted in a reduction of $26.0 million in investment in film and television programs and a reduction of $9.2 million in other assets.

Ultimate revenue include estimates of revenue that are expected to be recognized from the exploitation, exhibition and sale of a film or program in all markets and territories, subject to certain limitations. These limitations include certain exclusions for estimates of secondary market revenue that were previously included by the Company in ultimate revenue. This change resulted in a reduction of $18.6 million to investment in film and television programs.

The valuation of investment in film and television programs is reviewed on a title-by-title basis when an event or change in circumstances indicate that the fair value of a film or television program is less than its unamortized cost. The fair value of the film or television program, previously determined using an undiscounted expected future revenue approach, is now determined using management’s future revenue estimates and a discounted cash flow approach. A write-down is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program. This change resulted in a reduction of $69.0 million in investment in film and television programs.

Development costs related to overall deals that cannot be identified with specific projects, which were previously capitalized, are now expensed as incurred. This change resulted in a reduction of $2.6 million in investment in film and television programs.

The effect of this change in accounting policy on the Company’s net earnings for 2002 is not readily determinable.

Proposed accounting policies

Foreign currency translation and hedging relationships

In November 2001, the Accounting Standards Board of the CICA approved amendments to Handbook Section 1650, Foreign Currency Translation, and a new accounting Guideline, Hedging Relationships. The amendments to Section 1650, applicable for the Company in fiscal 2003 with retroactive application, eliminate the deferral and amortization method for unrealized translation gains and losses on non-current monetary assets and liabilities and require the disclosure of exchange gains and losses included in net income. The Guideline, applicable for the Company in fiscal 2004, deals with the identification, documentation and designation and effectiveness of hedges. The impact of implementing these changes is not expected to be significant.

2.	ACQUISITIONS AND DIVESTITURES

Acquisitions

(a) Effective March 31, 2002, the Company acquired the remaining 50% interest in The National Post Company not already owned. The purchase price consisted of cash and other consideration in the form of agreements and undertakings, exchanged by the parties, which had a nominal value. In addition, the vendor agreed to provide $22.5 million to fund losses and cash requirements of The National Post Company to March 31, 2002. In September 2001, the Company assumed control of the National Post; therefore, the Company changed its method of accounting for the National Post to a consolidation basis from an equity basis.

(b) In April 2001, through an amalgamation of CanWest Broadcasting Ltd. (“CBL”), the 29.34% minority interest in CBL was exchanged for 21,783 series 2 preference shares of the Company, rendering CBL a wholly owned subsidiary. The redemption and conversion value of the shares is based on valuations which have not been finally determined and was estimated at $50.0 million. As at August 31, 2002, the estimated redemption and conversion value is $54.7 million.

(c) In January 2001, the Company acquired the shares of RadioWorks that it did not already own. The cost to acquire this 28% interest was $21.8 million.

(d) On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets including a 50% interest in the National Post (“CanWest Publications”) of Hollinger International Inc. and certain of its affiliates (“Hollinger”) for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

The purchase price is subject to adjustment based on the working capital of CanWest Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. The amount of such adjustment is subject to negotiation between the parties and has not been finally determined. When finalized, the working capital adjustment payable or refundable will increase or decrease the amount of goodwill recorded on the acquisition.

The Company partially financed the acquisition and refinanced certain existing credit facilities by entering into a new senior secured credit facility, of which the Company had drawn approximately $2.5 billion at closing. In addition, the Company issued US$425.0 million and $60.7 million in senior subordinated notes, and approximately $767.0 million in subordinated notes payable to Hollinger. The Company also issued 2.7 million Series 1 preferred shares and 24.3 million non-voting shares to Hollinger.

During the year ended August 31, 2002 the Company adjusted the allocation of the purchase price based on valuations of intangibles which were completed in the year. This resulted in an increase in mastheads, circulation and other intangibles, a reduction in goodwill and an increase in the future tax liability. The prior year was restated to reflect this reallocation.

The Company accounted for these acquisitions using the purchase method. As such, the results of operations reflect the revenues and expenses of the acquired operations since the dates of acquisition.

A summary of the fair value of the assets acquired is as follows:

	2002	2001

		CanWest
	National Post(3)	Publications (2)	RadioWorks	CBL	Total
	$000	$000	$000	$000	$000
Current assets	50,257	324,382	—	—	324,382
Property, plant and equipment	12,436	537,053	—	—	537,053
Other investments	—	101,561	—	—	101,561
Other assets	—	67,412	—	—	67,412
Circulation and other intangibles	10,700	129,300	—	—	129,300
Newspaper mastheads and broadcast licences	35,000	330,000	—	25,466	355,466
Goodwill	62,987	2,101,619	16,928	—	2,118,547

Total assets	171,380	3,591,327	16,928	25,466	3,633,721

Current liabilities	(50,665)	(294,856)	—	—	(294,856)
Other accrued liabilities	—	(10,000)	—	—	(10,000)
Future income taxes	(14,600)	(158,587)	—	—	(158,587)
Minority interests	(22,500)	—	4,842 (1)	24,534 (1)	29,376

Total liabilities	(87,765)	(463,443)	4,842	24,534	(434,067)

	83,615	3,127,884	21,770	50,000	3,199,654

Consideration:
Cash	—	1,985,521	21,770	—	2,007,291
Shares	—	375,516	—	50,000	425,516
Note payable	—	766,847	—	—	766,847
Carrying value of The National Post Company investment at date of acquisition	83,615	—	—	—	—

	83,615	3,127,884	21,770	50,000	3,199,654

(1)	The allocation of consideration to minority interests represents the extinguishment of those interests.

(2)	Including a 50% interest in the National Post.

(3)	The remaining 50% interest at acquisition of control, September 1, 2001.

Divestitures

(a) On August 7, 2002, the Company sold its interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain on this sale was $48.9 million; assets and liabilities disposed amounted to $227.3 million and $19.2 million, respectively.

(b) On October 31, 2001, the Company completed the sale of CKVU Sub Inc., and received proceeds of $133.0 million. The accounting gain on the sale was $67.7 million; assets and liabilities disposed amounted to $84.1 million and $18.8 million, respectively.

(c) On September 12, 2001, the Company completed the sale of CF Television Inc., and received proceeds of $87.0 million. No gain or loss arose from this transaction; assets and liabilities disposed amount to $87.0 million and nil, respectively.

(d) On August 31, 2001 the Company sold its 50% interest in ROBTv for $30.0 million. No gain or loss arose from this sale; assets and liabilities disposed amount to $30.0 million and nil, respectively.

(e) On March 28, 2001, the Company restructured its controlling interest in TV3 Ireland through a series of transactions, which included: (i) the repayment by TV3 Ireland of loans made by the Company and another minority investor, (ii) the exercise of certain call options by the Company and (iii) the acquisition by Granada Media plc of a 45% interest in TV3 Ireland from the Company and another minority investor. The Company received cash, net of the call price and including repayment of loans made to TV3 Ireland of $32.5 million and recorded a gain on disposition of $30.7 million. The Company and Granada Media plc also entered into a joint venture agreement to jointly control TV3 Ireland. As a result, effective March 28, 2001, the Company began to proportionately consolidate its 45% interest in TV3 Ireland.

3.	INVESTMENT IN NETWORK TEN

The Company owns approximately 15% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of Network TEN’s ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market-linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.5% of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 50% of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN’s board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

17

Summary Consolidated Balance Sheets

	2002	2001
	$000	$000
Assets
Current assets	285,303	192,460
Other assets	4,825	7,893
Property, plant and equipment	71,875	61,967
Long term investments	2,188	17,516
Intangibles	246,305	245,721
Goodwill	49,304	215,615

	659,800	741,172

Liabilities and Shareholders’ Equity
Current liabilities	191,736	194,813
Other long term liabilities	442,975	251,390
Minority interest	—	54,433
Subordinated debentures issued to the Company	40,154	40,154
Share capital	40,146	40,146
Retained earnings (deficit)	(52,232)	177,251
Cumulative foreign currency translation adjustment	(2,979)	(17,015)

	659,800	741,172

Other Consolidated Financial Data

	2002	2001
	$000	$000
Cash flow from operations (1)	75,000	105,000

Distributions paid	111,900	130,000

Capital expenditures	25,700	18,600

(1)	Cash flow from operations before changes in non-cash operating accounts

Summary Consolidated Statements of Earnings

	2002	2001
	$000	$000

Revenue	555,653	445,179
Operating expenses	411,904	324,999

Operating profit before amortization	143,749	120,180
Amortization of intangibles and goodwill	—	10,802
Amortization of property, plant, equipment and other	15,130	9,329

	128,619	100,049
Investment income and gains net of losses on write-down of investments	(17,221)	26,427
Financing expenses	(28,270)	(71,343)
Goodwill impairment loss (1)	(56,114)	—

	27,014	55,133
Provision for income taxes (2)	59,511	19,328

Earnings (loss) before the following	(32,497)	35,805
Minority interests	4,737	4,354
Interest in earnings of equity accounted affiliates	—	940

Net earnings (loss) for the year	(27,760)	41,099
Interest in respect of subordinated debentures held by the Company	5,370	56,697

Earnings (loss) for the year before interest in respect of subordinated debentures (3)	(22,390)	97,796

Summary Statement of Retained earnings

	2002	2001
	$000	$000

Retained earnings – beginning of year as previously reported	177,251	220,853
Adjustment for adoption of new accounting pronouncements (1)	(83,109)	—

Retained earnings – beginning of year as adjusted	94,142	220,853
Earnings (loss) for the year before interest in respect of subordinated debentures	(22,390)	97,796
Distributions paid	(123,984)	(141,398)

Retained earnings (deficit) – end of year	(52,232)	177,251

(1)	On December 18, 2000, Network TEN acquired 60% of Eye Corp. for A$189.9 million. Under Australian generally accepted accounting principles (“GAAP”), on February 28, 2002 the Eye Corp. goodwill was written down by A$137.5 million to A$113.8 million. In August, 2002, Network TEN determined that there was a further impairment of Eye Corp. goodwill which resulted in an additional write down of A$40.9 million. Under Canadian GAAP, in accordance with the adoption of CICA Handbook Section 3062, the Eye Corp. goodwill impairment was recorded as a charge of $83.1 million to retained earnings as of September 1, 2001 with a further goodwill impairment loss of $56.1 million recorded as a charge to net earnings for year ended August 31, 2002. Under Canadian GAAP, the fair value of Eye Corp. has been determined on a discounted cash flow basis. The decline in fair value is attributable to weaknesses in the out-of-home advertising market and to certain operational issues.

(2)	Network TEN had been in dispute with the Australian Tax Office (“ATO”) regarding the deductibility of debenture interest paid to the Company since 1997. Network TEN reached an agreement with the ATO during 2002. Under the agreement Network TEN will be entitled to deduct debenture interest until June 30, 2004. The settlement resulted in a non-recurring income tax expense charge of A$36.2 million to Network TEN in the year ended August 31, 2002.

(3)	The Company’s economic interest in Network TEN’s earnings (loss) for the year ended August 31, 2002 is ($11.8) million (2001 — $52.6 million).

At August 31, 2002 the Company’s share of undistributed earnings of Network TEN was NIL, (August 31, 2001 — $101.9 million). The Company estimates that the market value of the Company’s investment in Network TEN, based on quoted market rates for Ten Network Holdings Limited at August 31, 2002, was approximately $842 million (August 31, 2001 — $810 million).

4.	OTHER INVESTMENTS

	2002		2001

		Market		Market
	Cost	Value (1)	Cost	Value (1)
	$000	$000	$000	$000

Investments in publicly traded companies
– at cost
Ulster Television plc (2)	92,006	148,340	92,006	95,109
Other	59,160	52,355	118,741	73,781

	151,166	200,695	210,747	168,890

Investments in private companies
– at cost	8,602		34,052
Investments – on an equity basis	2,593		170,614

	162,361		415,413

During 2002 the Company wrote down the value of various other investments by $85.5 million to reflect the non-temporary decline in market value.

(1)	Market values are based on quoted closing prices at August 31. The Company considers the excess of cost over market value to be a temporary decline in value, the result of short term market volatility.

(2)	The Company’s 29.9% equity interest is accounted for at cost, as the Company has not been successful in its attempts to gain board representation or to influence UTV’s management.

5.	INVESTMENT IN FILM AND TELEVISION PROGRAMS

	2002		2001

	Current	Long term	Current	Long term
	$000	$000	$000	$000
Broadcast rights (1)	98,096	23,172	96,385	8,335
Non-theatrical films and television programs:
Released (1)	—	112,297	—	109,312
Acquired library (1)	—	90,314	—	123,018
Programs in progress	—	50,779	—	52,929
Development costs	—	1,520	—	2,311
Theatrical Films:
Released (1)	—	37,029	—	24,416
Acquired library (1)	—	661	—	979
Films in progress	—	—	—	32,666
Development costs	—	1,404	—	2,028

	98,096	317,176	96,385	355,994

(1)	Net of accumulated amortization.

The Company expects that 51% of the unamortized cost of released film and television programs will be amortized during the year ended August 31, 2003. The Company expects that 77% of the unamortized cost of released film and television programs will be amortized during the three year period ended August 31, 2005. The Company expects that over 80% of the amounts of all such programming will be amortized by August 31, 2006. The Company expects that acquired libraries will be fully amortized in 18 years. The Company expects that $1.4 million of participation liabilities will be paid during the year ended August 31, 2003.

The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that these agreements will result in future annual broadcast rights expenditures of $250 million to $277 million.

In addition, the Company has entered into various agreements to acquire investments in film and television programs amounting to $17.5 million (US$11.2 million) (2001 — $55.7 million (US$36.0 million)). Subsidiaries of the Company have provided financial guarantees on certain credit facilities arranged for the acquisition of film and television programs. An amount of $17.7 million (US$11.4 million) (2001 — $18.6 million (US$12.0 million)) has been guaranteed, in addition to the guarantee of certain interest obligations on such facilities.

6.	PROPERTY, PLANT AND EQUIPMENT

	2002

		Accumulated
	Cost	amortization	Net
	$000	$000	$000
Land	60,002	—	60,002
Buildings	170,302	36,630	133,672
Machinery and equipment	669,265	201,293	467,972
Leasehold and land improvements	29,293	11,715	17,578

	928,862	249,638	679,224

	2001

		Accumulated
	Cost	amortization	Net
	$000	$000	$000
Land	61,409	—	61,409
Buildings	212,497	35,426	177,071
Machinery and equipment	604,551	146,108	458,443
Leasehold and land improvements	18,550	7,662	10,888

	897,007	189,196	707,811

7.	INTANGIBLES AND GOODWILL

	2002

		Accumulated
	Cost	Amortization	Net
	$000	$000	$000
Intangibles
Finite life:
Circulation and other	140,000	26,972	113,028
Indefinite life:
Broadcast licences	706,031	81,091	624,940
Newspaper mastheads	365,000	6,510	358,490

	1,071,031	87,601	983,430

Total intangibles	1,211,031	114,573	1,096,458

Goodwill	2,753,967	122,868	2,631,099

	2001

		Accumulated
	Cost	Amortization	Net
	$000	$000	$000
Intangibles
Finite life:
Circulation and other	129,300	9,471	119,829
Indefinite life:
Broadcast licences	726,574	89,481	637,093
Newspaper mastheads	330,000	6,510	323,490

	1,056,574	95,991	960,583

Total intangibles	1,185,874	105,462	1,080,412

Goodwill	2,958,716	130,694	2,828,022

(a)	The divestiture of CKVU resulted in decreases in broadcast licences and goodwill of $22.4 million and $44.8 million respectively.

(b)	Sale of community newspapers and related assets in Atlantic Canada and Saskatchewan resulted in a decrease of goodwill of $187.9 million.

(c)	Acquisition of the remaining 50% interest in the National Post resulted in a net increase of goodwill of $32.4 million.

(d)	Changes in the currency translation rates used to translate the balances of goodwill and broadcast licences resulted in net increases in the balances of $2.2 million and $10.3 million respectively.

(e)	The resolution of an income tax issue related to a period prior to an acquisition resulted in a $13.4 million reduction in goodwill.

(f)	Amortization of circulation and other intangibles was $17.5 million for the year ended August 31, 2002.

23

8.	LONG TERM DEBT

	Interest	2002	Interest	2001
	Rate (1)	$000	Rate (1)	$000
Term bank loans(2)	9.73%	1,791,938	9.14%	2,286,018
Senior subordinated notes(3)	7.8%	705,700	9.08%	703,585
Term loans US$17,162 (2001 – US$26,329) (4)	4.04%	26,758	6.40%	40,691
Term and demand loan €21,375 (2001 - IRE£16,505)(5)	5.8%	32,686	5.32%	29,486
Term and demand loan (2001 - NZ$7,275)	—	—	6.50%	4,938
Note payable due May, 2003(6)	3.7%	4,250	3.25%	4,250
Junior subordinated notes(7)	12.125%	948,584	12.125%	842,794

Long term debt		3,509,916		3,911,762
Less portion due within one year		(172,753)		(116,500)

Long term portion		3,337,163		3,795,262

(1) The weighted average interest rate gives effect to interest rate swaps.

(2) Credit facilities provide for revolving and term loans in the maximum amounts of $600,000,000 and $1,796,500,000 respectively. At August 31, 2002 the Company had drawn on availabilities under all of its term facilities, including U.S. dollar loans of US$705,765,000 and had no amounts drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under the $1,796,500,000 term facilities decreases periodically until maturity between November 2006 and May 2009. Additional term facilities of $15,000,000, of which no amount was drawn at August 31, 2002, mature in August 2005. The loans bear interest at floating rates, and are collateralized by certain assets of the Company.

Up to $30,000,000 of the revolving credit facility is available on an operating basis, of which no amount was utilized at August 31, 2002.

(3) The senior subordinated notes mature on May 15, 2011, bear interest at 10.625% and include loans of US$425,000,000 and Canadian dollar loans of $60,724,000. Most of the Canadian dollar loans are held by the majority shareholder of the Company. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company.

(4) Consists of term bank loans with maturity dates commencing October 2002 to December 2003. The debt bears interest at floating rates of LIBOR + 2.0% and is collateralized by the Company’s rights to certain film and television programs including an assignment of accounts receivable and all expected future revenues from exploitation of the financed film and television programs.

(5) These credit facilities provide for demand bank loans at August 31, 2002 in the maximum amount of €47,500,000 (2001 — IRE£46,086,000). The debt bears interest at floating rates and is secured by a letter of credit provided by the Company.

(6) Note payable is due to a related party. The debt bears interest at prime less 2% and is unsecured.

(7) The junior subordinated notes mature in November 2010, bear interest at a fixed rate of 12.125%, and are redeemable at par until May 2003. At the Company’s option, interest payments to November 2005 may be paid in cash, the issuance of additional notes, or subject to conditions, the issuance of non-voting shares of the Company. The notes rank junior to senior debt and are collateralized by way of assets of certain subsidiaries of the Company. The notes include $104,676,928 in notes issued during 2002 in satisfaction of interest as well as an accrual of $9,977,511 for notes to be issued in January 2003, (2001 — $67,082,427 and $8,864,781 respectively).

The Company has entered into various cross currency interest rate and interest rate swaps resulting in fixed interest costs on its senior indebtedness, in the principal amount of $1,796,500,000 at August 31, 2002 at rates ranging from 5.7% to 6.63%, plus a margin, for terms matching the maturity of the loans. (At August 31, 2001 the Company had fixed $1,884,000,000 at interest rates ranging from 5.7% to 6.73%, plus a margin). In addition, the Company has entered into swaps resulting in floating rates on the US$425,000,000 senior subordinated notes.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long term debt, based on terms existing at August 31, 2002 over the next five years, are:

		$000
Year ending August 31,	2003	172,753
	2004	141,190
	2005	166,113
	2006	204,800
	2007	192,027

In addition to the facilities described above, the Company has additional operating loan facilities payable on demand of NZ$5,000,000 at floating rates. As at August 31, 2002, the Company’s indebtedness under these facilities was NIL (2001 — $728,000).

9.	BUSINESS COMBINATION RESTRUCTURING ACCRUALS

At August 31, 2000, the Company had restructuring accruals of $113.1 million related to the acquisition and integration of WIC Western International Communications Ltd. (“WIC”). This balance was made up of approximately $75 million in required regulatory benefits, payable over a 6-year period, $12.5 million in severance costs, $10.0 million related to integration and rebranding of WIC and $15.6 million in other restructuring costs.

During 2001, the Company recorded restructuring accruals of $43.0 million related to the acquisition and restructuring of its publishing operations. Restructuring activities include the centralization of certain call centres, integration of the Company’s interactive and news and editorial operations, and centralization of business, finance and information technology functions. This balance was made up of $23.8 million in involuntary severance costs, and $19.2 million in other restructuring costs.

In the year ended August 31, 2002, the Company established a restructuring accrual of $7.0 million related to its acquisition and restructuring of the National Post. This balance is primarily related to involuntary severance costs and contract cancellation costs.

For the year ended August 31 2002, expenditures charged to the restructuring accruals were $43.9 million (August 31, 2001- $19.5 million). As at August 31, 2002, an aggregate balance of $99.7 million remains accrued for future expenditures.

10.	CAPITAL STOCK

Authorized

Authorized capital consists of an unlimited number of preference shares issuable in series, multiple voting shares, subordinate voting shares and non-voting shares.

The multiple voting shares, the subordinate voting shares and the non-voting shares rank equally on a per share basis in respect of dividends and distributions of capital, and are subordinate to the preference shares. Subordinate voting shares carry one vote per share, and multiple voting shares carry ten votes per share. Non-voting shares do not vote, except at meetings where the holders of such shares would be entitled, by law, to vote separately as a class.

Multiple voting shares are convertible into subordinate voting shares and non-voting shares on a one-for-one basis at any time at the option of the holder. Subordinate voting shares are convertible into non-voting shares on a one-for-one basis at any time at the option of the holder. Non-voting shares are convertible into subordinate voting shares on a one-for-one basis provided the holder is Canadian.

Series 1 preference shares carry 19 votes per share, and carry preferential votes pertaining to the election of up to two directors of the Company. Each series 1 preference shares is convertible, at the option of the holder, into 0.15 subordinate voting or non-voting shares.

Series 2 preference shares were issued on the amalgamation of subsidiaries of the Company, including CanWest Broadcasting Ltd. and are held by the former minority shareholders of CanWest Broadcasting Ltd. Series 2 preference shares are not eligible to vote. Series 2 preference shares are, at the option of the Company, redeemable for cash, or convertible to subordinate voting or non-voting shares based on the market value of the subordinate voting or non-voting shares at the date of conversion. The Company’s articles of incorporation state that in the event the Company does not redeem or convert the series 2 preference shares within a period of twelve months following the date on which the sale proceeds of CKVU are conclusively determined, they will convert automatically. The Company expects the redemption or conversion of the series 2 preference shares to occur within the next fiscal year. Should the series 2 preference shares be converted, a significant dilutive effect would occur. The redemption price or conversion value of the shares is determined in accordance with a formula contained in the articles. The formula amount is based, among other things, on the proceeds of the sale of CKVU (net of costs and inherent tax), the revenue of the Manitoba and Saskatchewan television stations for the twelve months ending October 31, 2001, and the value of certain other assets. The redemption or conversion price has not yet been finally determined, but is estimated by the Company at August 31, 2002, to be $54.7 million.

The series 1 and 2 preference shares are not entitled to dividends and distributions in the normal course or in respect of a liquidation or wind-up and have no right to vote separately as a class.

	2002	2001
Issued	$000	$000
76,785,976 (2001 - 76,785,976) multiple voting shares	3,199	3,199
98,371,658 (2001 – 70,545,434) subordinate voting shares	816,418	419,583
1,903,401 (2001 – 29,308,918) non-voting shares	26,805	417,375
Nil (2001 – 2,700,000) Series 1 preference shares	—	6,156
21,783 (2001 – 21,783) Series 2 preference shares	50,000	50,000

	896,422	896,313

Changes in outstanding share capital during the two years ended August 31, 2002 were as follows:

	Number of	Amount
	shares	$000
Multiple voting share capital:
Balance — August 31, 2000	78,040,908	3,252
Changes pursuant to:
Conversion to non-voting shares	(1,254,932)	(53)

Balance – August 31, 2001 and 2002	76,785,976	3,199

Subordinate voting share capital:
Balance – August 31, 2000	69,395,035	394,050
Changes pursuant to:
Share purchase plans	69,502	836
Exercise of stock options	195,197	735
Dividend reinvestment plan	165,434	2,344
Stock dividend	760,917	18,050
Conversion to non-voting shares – net	(40,651)	3,568

Balance – August 31, 2001	70,545,434	419,583
Changes pursuant to:
Share purchase plans	6,077	66
Exercise of stock options	9,645	43
Redeemed fractions	(11)	—
Conversion from series 1 preference share	405,000	6,156
Conversion from non-voting shares – net	27,405,513	390,570

Balance – August 31, 2002	98,371,658	816,418

Non-voting share capital:
Balance – August 31, 2000	2,607,837	22,958
Changes pursuant to:
Shares issued as consideration in an acquisition	24,300,000	369,360
Conversion from multiple voting shares	1,254,932	53
Stock dividend	1,100,082	28,475
Dividend reinvestment plan	5,416	97
Conversion from subordinate voting shares — net	40,651	(3,568)

Balance – August 31, 2001	29,308,918	417,375
Changes pursuant to:
Redeemed fractions	(4)	—
Conversion to subordinate voting shares – net	(27,405,513)	(390,570)

Balance – August 31, 2002	1,903,401	26,805

Series 1 preference share capital:
Balance – August 31, 2000	—	—
Shares issued as consideration in an acquisition	2,700,000	6,156

Balance – August 31, 2001	2,700,000	6,156
Conversion to subordinate voting shares	(2,700,000)	(6,156)

Balance – August 31, 2002	—	—

Series 2 preference share capital:
Balance – August 31, 2000	—	—
Shares issued as consideration in an acquisition	21,783	50,000

Balance – August 31, 2001 and 2002	21,783	50,000

Share Compensation Plans

The Company’s board of directors has approved share compensation plans, the purpose of which is to provide employees and certain directors of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company through the granting of options and share purchase loans. At any time, the number of subordinate voting and non-voting shares reserved and set aside for purposes of the plans may not exceed 10% of the issued shares of the Company.

Options vest over a five or six-year period, are fully exercisable on vesting and expire ten years after issuance, except that under certain specified conditions the options vest and become exercisable immediately. The exercise price represents the market trading price at the date on which the option was granted.

Under management and employee share purchase plans, employees may purchase subordinate voting shares or non-voting shares from treasury at the market trading price using non-interest bearing short term loans provided by the Company. The shares are held as collateral by a trustee until the loans are repaid.

Changes in outstanding options to purchase subordinate voting shares or non-voting shares for the two years ended August 31 were as follows:

	2002		2001

		Average		Average
	Options	Price	Options	Price
Options outstanding, beginning of year	1,646,321	15.75	1,651,792	14.52
Changes pursuant to:
Options granted	233,458	11.52	240,440	14.66
Options exercised	(9,645)	4.30	(195,197)	3.77
Options expired	(50,866)	16.68	(50,714)	16.88

Options outstanding, end of year	1,819,268	15.24	1,646,321	15.75

The following options to purchase subordinate voting shares or non-voting shares were outstanding and exercisable as at August 31, 2002:

Year	Exercise	Expiry	Number	Number
Granted	Price	Date	Outstanding	Exercisable
1993	$2.13	2003	9,651	9,651
1994	$3.53	2004	7,923	7,923
1995	$4.54	2005	12,024	12,024
1996	$7.12-$12.76	2006	551,870	551,870
1997	$14.07-$22.22	2007	150,466	150,466
1998	$22.67-$25.67	2008	149,332	140,050
1999	$18.70-$21.14	2009	62,783	41,557
2000	$16.00-$16.79	2010	411,551	170,644
2001	$12.03-$15.20	2011	233,138	52,505
2002	$8.14-$12.90	2012	230,530	158,106

			1,819,268	1,294,796

Dividend Reinvestment Plan

The Company has established a dividend reinvestment plan. Under the terms of this plan, shareholders may, under certain conditions, apply their cash dividends to the purchase of shares from treasury at a price equal to 95% of the average market trading price of the shares.

11.	CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian, New Zealand, Irish, Euro, and United States currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2002	2001
	$000	$000
Deferred loss, beginning of year	69,017	87,728
Deferred foreign currency gain during the year	(26,483)	(11,511)
Realization of translation loss due to distributions	(1,000)	(7,200)

Deferred loss, end of year	41,534	69,017

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:

	2002	2001
	$000	$000
Australian dollar	8,120	19,759
New Zealand dollar	40,266	55,467
Irish punt	—	(932)
Euro	272	—
United States dollar	(7,124)	(5,277)

	41,534	69,017

12.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2002	2001
	$000	$000
Income taxes at combined Canadian statutory rate of 38.7% (2001 – 41.3%)	11,661	(16,547)
Non-taxable portion of capital gains	(17,049)	(11,716)
Non-deductible amortization expense	6,766	30,980
Effect of valuation allowance on future tax assets	3,090	2,490
Effect of foreign income tax rates differing from Canadian income tax rates	(1,924)	(995)
Effect of substantively enacted income tax rate change on future tax balances	—	(70,573)
Large corporation tax	3,250	1,788
Other	1,314	5,554

Provision for (recovery of) income taxes	7,108	(59,019)

An analysis of net earnings (loss) before tax by jurisdiction follows:

	2002	2001
	$000	$000
Canada	9,463	(64,960)
Foreign	20,671	24,894

Net earnings (loss) before tax	30,134	(40,066)

An analysis of the provision for (recovery of) current and future income taxes by jurisdiction follows:

	2002	2001
	$000	$000
Current income taxes
Canada	(2,047)	38,059
Foreign	302	203

	(1,745)	38,262

Future income taxes
Canada	8,703	(94,819)
Foreign	150	(2,462)

	8,853	(97,281)

Provision for (recovery of) income taxes	7,108	(59,019)

Significant components of the Company’s future tax assets and liabilities are as follows:

	August, 31,

	2002	2001
	$000	$000
Future tax assets
Non-capital loss carryforwards	107,909	47,984
Accounts payable and other accruals	45,417	63,192
Pension and post retirement benefits	—	5,660
Less: Valuation allowance	(61,439)	(13,329)

Total future tax assets	91,887	103,507

Future tax liabilities
Tax depreciation in excess of book amortization	56,407	73,504
Pension obligations	14,823	—
Intangible assets	408,797	413,126
Other assets	13,409	24,626

Total future tax liabilities	493,436	511,256

Net future tax liability	401,549	407,749
Net current future tax asset	30,013	33,243

Net long term future tax liability	431,562	440,992

As at August 31, 2002 the Company had non capital loss carry forwards for income tax purposes of $408,061,000, that expire as follows: 2006 - $2,010,000, 2007 — $12,900,000, 2008 — $63,919,000, 2009 — $128,934 thereafter — $200,298,000.

13.	STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows:

	2002	2001
	$000	$000
CASH GENERATED (UTILIZED) BY:
Accounts receivable	6,415	55,986
Broadcast rights	(25,733)	(55,395)
Inventory	12,342	(7,342)
Other current assets	1,400	(5,825)
Other assets	10,379	25,121
Accounts payable and accrued liabilities	(54,347)	(35,928)
Income taxes payable	(6,724)	(49,125)
Deferred revenue	(18,620)	5,046
Film and program accounts payable	19,334	16,056

	(55,554)	(51,406)

The following amounts were paid on account of interest and income taxes:

	2002	2001
	$000	$000
Interest	261,265	241,618
Income taxes	23,961	73,796

14.	RETIREMENT ASSETS AND OBLIGATIONS

Information on the Company’s pension and post retirement benefit plans follows:

	Pension benefits		Post retirement benefits

	2002	2001	2002	2001
Plan Assets	$000's	$000's	$000's	$000's
Fair value – beginning of year	220,346	96,351	—	—
Plan assets acquired	8,163	132,425	—	—
Investment income	3,739	(2,444)	—	—
Employer contributions	3,699	609	400	—
Employee contributions	5,800	4,475	—	—
Benefits, refund of contributions and administrative Expenses	(7,027)	(11,070)	(400)	—

Fair value – end of year	234,720	220,346	—	—

The valuation of the plan net assets is based on market values with unrealized gains and losses averaged over a five year period
Plan Obligations
Accrued benefit obligation – beginning of year	226,361	77,704	35,121	5,816
Obligation acquired	8,084	132,425	—	26,927
Accrued interest on benefits	18,252	13,814	2,503	1,959
Current service cost	15,174	10,586	1,198	419
Past service costs	11,868	—	—	—
Benefits, refund of contributions	(7,027)	(10,499)	(400)	—
Experience loss	4,900	2,331	2,744	—

Accrued benefit obligation – end of year	277,612	226,361	41,166	35,121

The Company’s accrued benefit asset is determined as follows:
Plan deficit	(42,892)	(6,015)	(41,166)	(35,121)
Unamortized net actuarial loss	41,662	21,069	2,752	—
Unamortized transitional (asset) obligation	(5,573)	(5,029)	4,938	5,377
Unamortized past service costs	11,542	—	—	—
Valuation allowance	(916)	(1,002)	—	—

Accrued plan asset	3,823	9,023	(33,476)	(29,744)

The valuation allowance represents the amount of surplus not recognized on the Company’s balance sheet
The Company’s benefit expense is determined as follows:
Current service cost	15,174	10,586	1,198	419
Employee contributions	(5,800)	(4,475)	—	—
Accrued interest on benefits	18,252	13,814	2,503	1,959
Expected return on plan assets	(19,174)	(16,451)	—	—
Amortization of transitional (asset) obligation	(358)	(358)	439	439
Amortization of past service costs	527	—	—	—
Amortization of net experience losses	57	—	—	—
Changes in valuation allowance	(86)	(61)	—	—

Benefit expense	8,592	3,055	4,140	2,817
Employer contribution to the defined contribution plan	1,552	463	—	—

Total pension and post retirement benefit expense	10,144	3,518	4,140	2,817

Significant actuarial assumptions in measuring the Company’s accrued benefit obligations are as follows:
Discount rate	6.75-7.25%	7.25%	7.25%	7.00%
Expected long-term rate of return on pension plan assets	7.00-7.25%	7.25-8.00%	7.00%	7.00%
Rate of compensation increase	3.50-4.00%	4.00%	4.00%	4.00%

15.	FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2002		2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$000	$000	$000	$000
Short term assets	578,396	578,396	512,947	512,947
Other investments	162,361	209,515	415,413	410,838
Short term liabilities	629,679	629,679	591,016	591,016
Long term debt	3,337,163	3,281,163	3,795,262	3,701,198
Other long term liabilities	86,217	86,217	88,809	88,809
Unrealized net loss on interest rates swaps	—	56,000	—	94,064

The fair value of short-term assets and liabilities, which include cash and short term investments, accounts receivable, income taxes recoverable, and other assets, bank loans and advances, accounts payable and accrued liabilities and film and program accounts payable approximate their fair value due to the short term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements for non-listed securities.

The fair value of long term debt subject to floating interest rates approximates the carrying value. The fair value of long term debt, subject to fixed interest rates, is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of other long term liabilities, including business combination restructuring accruals, and film and television program accounts payable, approximates their carrying values.

The fair values of unrealized net gains and losses on interest rate and cross-currency swaps are based on the amounts at which they could be settled based on estimates of market rates.

Credit risk

The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk varies due to the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectable accounts receivable.

Interest rate risk

The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross currency interest rate swap agreements, more fully described in note 8.

16.	JOINTLY CONTROLLED ENTERPRISE

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in TV3 Ireland.

	2002	2001
	$000	$000
Balance sheets
Assets
Current assets	9,329	7,106
Long term assets	12,732	12,801

	22,061	19,907

Liabilities
Current liabilities	32,906	5,700
Long term liabilities	4,643	29,486

	37,549	35,186

Statements of earnings
Revenue	25,643	9,542
Expenses	24,630	8,051

Net earnings	1,013	1,491

Statements of cash flows
Cash generated (utilized) by:
Operating activities	(1,936)	207
Investing activities	(130)	(227)
Financing activities	2,903	334

Net increase in cash	837	314

17.	COMMITMENTS AND CONTINGENCIES

(a)	The Company’s future minimum payments under the terms of its operating lease commitments for the next five years are as follows:

2003	26,216,987
2004	23,265,207
2005	20,926,748
2006	17,807,462
2007	15,553,883

(b)	On March 5, 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CBL’s former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

(c)	The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

18.	EVENTS SUBSEQUENT TO AUGUST 31, 2002

In October 2002, Fireworks Entertainment closed a US$110 million stand alone credit facility with a syndicate of lenders. This facility was used to repay existing Fireworks financing of US$26 million and will finance future growth. The facility is a three-year revolving facility secured by all assets of Fireworks, and bears interest at LIBOR plus 2.25% to 3.5%.

Subsequent to the end of the 2002 fiscal year, the Company elected to redeem all of its outstanding Series 2 Preference Shares recorded at $50.0 million for an aggregate redemption price of $57.7 million. The shares were redeemed on December 18, 2002, and the Company financed the redemption through its senior credit facility.

In February 2003, the Company sold its interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The accounting gain on this sale was $20.7 million; assets and liabilities disposed amounted to $179.6 million (including goodwill of $157.0 million) and $6.8 million respectively.

In April 2003, the Company issued US$200 million in 7.625% senior unsecured notes due April 15, 2013. The proceeds were used to finance the repayment of $275 million of obligations under the 12.125% junior subordinated notes.

19.	SEGMENTED INFORMATION

The Company operates primarily within the publishing, online, broadcasting and entertainment industries in Canada, New Zealand, Ireland and Australia.

Each segment reported below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. There are no significant inter-segment transactions. Segmented information in Canadian dollars is as follows:

	Publishing and						Corporate
	Online	Broadcasting				Entertainment	and Other	Consolidated

	Canada	Canada	New Zealand		Ireland	Canada
			TV	Radio
	$000	$000	$000	$000	$000	$000	$000	$000
Revenue from external customers
2002	1,270,336	691,888	69,079	60,724	28,317	152,439	—	2,272,783
2001	919,923	701,027	58,436	56,864	31,056	177,469	—	1,944,775
Operating profit (loss) before amortization
2002	288,028	191,092	(1,938)	16,361	7,654	(743)	(30,148)	470,306
2001	207,804	226,458	(8,939)	14,301	2,748	13,551	(14,852)	441,071
Amortization of intangibles and goodwill
2002	17,500	—	—	—	—	—	—	17,500
2001	50,504	33,645	2,246	2,834	61	840	29	90,159
Amortization of capital assets and other
2002	44,986	25,924	2,574	2,086	1,869	505	3,380	81,324
2001	32,649	24,195	2,731	1,919	3,046	386	879	65,805
Financing expenses (revenue)
2002	238,521	125,170	261	188	1,728	15,933	(5,169)	376,632
2001	227,464	113,751	104	234	3,374	16,618	(4,790)	356,755
Investment gains net of writedowns and dividend income
2002	—	—	—	—	—	—	35,284	35,284
2001	—	—	—	—	—	—	31,582	31,582
Earnings (loss) before taxes
2002	(12,979)	31,898	(4,898)	14,087	3,809	(17,181)	15,398	30,134
2001	(100,046)	42,536	(14,298)	9,314	(3,733)	(4,292)	30,453	(40,066)
Capital expenditures
2002	17,063	14,392	1,518	1,207	479	396	18,283	53,338
2001	21,932	16,465	2,163	1,090	86	1,481	6,424	49,641
Property, plant and equipment
2002	490,932	122,956	22,635	8,481	4,183	2,245	27,792	679,224
2001	523,381	130,211	22,099	8,781	4,288	2,312	16,739	707,811
Intangibles
2002	478,439	491,157	47,657	75,333	2,219	—	1,653	1,096,458
2001	450,239	513,807	43,851	70,020	1,330	—	1,165	1,080,412
Goodwill
2002	1,920,333	604,752	19,613	54,323	1,223	30,855	—	2,631,099
2001	3,060,559	662,733	19,613	53,039	1,223	30,855	—	2,828,022
Total assets
2002	3,219,846	1,588,000	141,677	150,176	21,530	425,146	174,753	5,721,128
2001	3,360,423	1,721,356	133,018	141,761	21,950	518,168	402,544	6,299,220

	Publishing						Corporate
	and Online		Broadcasting			Entertainment	and other	Consolidated

	Canada	Canada	New Zealand		Ireland	Canada
			TV	Radio
	$000	$000	$000	$000	$000	$000	$000	$000

Reconciliation of net earnings before taxes to net earnings – year ended August 31, 2002
Earnings (loss) before income tax	(12,979)	31,898	(4,898)	14,087	3,809	(17,181)	15,398	30,134
(Provision for) recovery of income taxes	(8,731)	(6,595)	42	94	(612)	(1,125)	9,819	(7,108)
Minority interests	4,330	—	—	—	—	—	—	4,330
Interest in loss of Network TEN (1)	—	—	—	—	—	—	(11,815)	(11,815)
Interest in loss of other equity accounted affiliates	—	(1,523)	—	—	—	—	—	(1,523)
Realized translation adjustments	—	—	—	—	—	—	(1,000)	(1,000)

Net earnings (loss) for the year	(17,380)	23,780	(4,856)	14,181	3,197	(18,306)	12,402	13,018

Reconciliation of net earnings before taxes to net earnings – year ended August 31, 2001
Earnings (loss) before income tax	(100,046)	42,536	(14,298)	9,314	(3,733)	(4,292)	30,453	(40,066)
(Provision for) recovery of income taxes	18,304	- 35,099	2,821	(614)	269	(73)	3,213	59,019
Minority interests	—	(2,531)	—	(665)	—	—	—	(3,196)
Interest in earnings of Network TEN (1)	—	—	—	—	—	—	52,567	52,567
Interest in earnings (loss) of other equity accounted affiliates	(16,385)	—	1,894	—	—	—	—	(14,491)
Realized translation adjustments	—	—	—	—	—	—	(7,200)	(7,200)

Net earnings (loss) for the year	(98,127)	76,998	(11,477)	8,035	(3,464)	(4,365)	79,033	46,633

(1)	Selected financial information for Network TEN is presented in note 3.

20.           UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP.

Principal differences affecting the Company

Comprehensive income

Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. There is no similar requirement under Canadian GAAP.

Pre-operating costs

In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years.

Foreign currency translation

In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occur only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts.

Programming commitments

Under Canadian GAAP, certain programming commitments related to an acquisition imposed by regulatory requirements were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred.

Equity accounted affiliates

Under U.S. GAAP, investments placed in trust due to regulatory requirements must be accounted for at cost. Under Canadian GAAP, these investments are accounted as cost, equity or consolidated investments based on the level of influence that the investor has over the investment.

Investment in WIC on an equity basis

Under Canadian GAAP, the investment in WIC was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under US GAAP, the investment was accounted for on a cost basis then, as a result of receiving approval to complete the purchase of WIC, the Company changed its method of accounting for WIC to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Effective July 6, 2000, the Company consolidated its investment in WIC for both Canadian and US GAAP purposes.

Impairment of long-lived assets

Under U.S. GAAP, the Company recognizes an impairment loss on property, equipment and broadcast licences and circulation if the undiscounted expected future cash flows are less than the carrying value. The impairment loss recognized would be an amount equal to the difference between the carrying amount and the fair value of the assets. Under Canadian GAAP, the impairment loss would be equal to the difference between the carrying amount and the undiscounted expected future cash flows.

Under U.S. GAAP, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations of other long-lived assets when events or circumstances exist that indicate the carrying value of those assets may not be recoverable. In addition, impairments of goodwill would be recognized when a review indicates that the goodwill will not be recoverable, as determined based on projected income and cash flows on an undiscounted basis from the underlying operations. In such circumstances, the goodwill will be reduced to the estimated recoverable amount. Under Canadian GAAP, prior to the acquisition of WIC and Southam Publications, the Company has not had any significant goodwill arising on its acquisitions.

The Company regularly assesses the carrying value of its assets and has determined that there is no impairment in long-lived assets at this time.

Investment in marketable securities

In the U.S., investment assets classified as “available for sale” are carried at market, and unrealized temporary gains and losses are included, net of tax, in accumulated comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at lower of cost and net realizable value. A provision for loss in value of marketable securities is made when a decline in market value is considered other than temporary.

Effect of tax rate changes

Under U.S. GAAP, changes in tax rates are applied to reduce or increase future income tax assets or liabilities when the proposed tax rate change has received legislative approval. Under Canadian GAAP, tax rate changes are applied when the change in tax rate is considered substantively enacted.

Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided under IAS 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (“SEC”).

Proportionate consolidation

In the U.S., investments in jointly controlled entities are accounted as equity investments. Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. This accounting difference applies to the Company’s investment in TV3 Ireland.

Accounting for derivative instruments and hedging activities

Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivative are included in the statement of earnings. Under Canadian GAAP hedging derivatives are eligible for hedge accounting if certain criteria are met. Non-hedging derivatives are recognized at their fair value as either assets or liabilities.

Cumulative effect of the prospective adoption of new accounting pronouncements

Under U.S. GAAP, the transitional impairment of goodwill related to Network TEN is recorded as a charge to net earnings in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangibles, where as under Canadian GAAP it is recorded as a charge to opening retained earnings. The principles and methods for computing impairment in accordance with FAS 142 are similar to those prescribed under Canadian GAAP, as described in notes 1 and 3.

Debt classification

Effective for 2002, in accordance with new requirements under Canadian GAAP, which are consistent with US GAAP, the Company has classified all debt maturing in the following twelve months as current if refinancing was not in place. Previously under Canadian GAAP, debt which the Company intended to refinance was classified as long term. For 2001 under US GAAP this debt was reclassified as current.

Integration costs related to CanWest Publications

Under Canadian GAAP certain integration costs related to the CanWest Publications acquisition were accrued in the purchase equation. Under US GAAP, these costs are expensed as incurred.

Revision of 2002 and Prior Years’ Information

The Company’s 2001 and subsequent period’s net income and shareholders’ equity have been revised to reflect certain adjustments to previously reported net income and shareholders’ equity in accordance with US GAAP for the accounting for derivative financial instruments. The Company has determined, notwithstanding their designation as hedges and achievement of their intended economic purpose, its cross currency interest rate and interest rate swaps did not meet all of the criteria for hedge accounting under FAS 133. As a result, the unrealized gains and losses on derivative financial instruments are included in net income as they arise whereas previously these amounts were included in other comprehensive income. These adjustments resulted in increasing net income for 2002 by $27.5 million (net of income taxes of $1.3 million) and decreasing net income for 2001 by $55.6 million (net of income taxes of $37.0 million). These adjustments resulted in revised net income and diluted earnings per share for 2002 of ($0.74) and ($0.72) respectively (2001 – ($0.04) and ($0.04)). The effect on shareholders’ equity resulting from these adjustments was an increase of $4.8 million (net of income taxes of $9.4 million) as at August 31, 2002 and a decrease of $5.9 million ( net of income taxes of $2.5 million) as at August 31, 2001.

New accounting standards

a)	Accounting for asset retirement obligations

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations. FAS 143 requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred or a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized to expense over the useful life of the asset. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently considering the impact of FAS 143.

b)	Accounting for the impairment or disposal of long-lived assets

In fiscal 2003, the Company will adopt new standards approved by the Financial Accounting Standards Board, Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Standard requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value for assets in use. Long-lived assets classified as held for sale should be measured at the lower of their carrying amount or fair value less cost to sell. The standard also changes the criteria for classification of operating results as discontinued operations. FAS 144 is effective for financial statements prepared beginning on or after December 15, 2001. The Company is currently considering the impact of FAS 144.

c)	Technical corrections

In April 2002, Statement of Financial Accounting Standard No. 145 was issued rescinding the requirement to include gains and losses on the settlement of debt as extraordinary items. FAS 145 is applicable for fiscal years beginning on or after May 15, 2002. The standard has been adopted by the Company with no impact.

d)	Accounting for costs associated with exit or disposal activities

In June, 2002, Statement of Financial Accounting Standard No. 146 was issued. The standard requires that liabilities for exit or disposal activity costs be recognized and measured at fair value when the liability is incurred. This standard is effective for disposal activities initiated after December 31, 2002.

RECONCILIATION TO US GAAP

Consolidated Statements of Earnings

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2002	2001
	$000	$000
	Revised	Revised

Net earnings in accordance with Canadian GAAP	13,018	46,633
Pre-operating costs net of tax of $1,331 (2001 – ($1,175))	(100)	3,337
Realization of cumulative translation adjustments net of tax of nil	1,000	7,200
Programming costs imposed by regulatory requirement net of tax of $2,438 (2001 – $774)	(3,232)	(1,026)
Integration costs related to CanWest Publications net of tax of $827	(1,470)	—
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination net of tax of nil	—	938
Equity accounted affiliates in trust net of tax of nil	3,375	(3,375)
Investment in WIC on an equity basis, net of tax of $nil (2001 – $2,758)	—	(4,138)
Amortization of WIC goodwill adjustment resulting from retroactive equity accounting of WIC upon regulatory approval, net of tax of nil	—	(1,572)
Unrealized gain (loss) on interest rate and cross currency swaps net of tax of $1,268 (2001 - $37,016)	27,535	(55,618)

Net earnings (loss) in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policies	40,126	(7,621)
Cumulative effect of adoption of new accounting policies net of tax of $2,500	(170,695)	—

Net earnings (loss) in accordance with U.S. GAAP	(130,596)	(7,621)
Amortization of goodwill and indefinite life intangibles, net of tax of ($11,975)	—	64,972
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates, net of tax of nil	—	6,211

Net earnings (loss) in accordance with U.S. GAAP adjusted to exclude amortization expense recognized in 2001	(130,596)	63,562

Earnings per share:
Net earnings before cumulative effect of adoption of new accounting policies
Basic	$0.23	($0.04)
Diluted	$0.22	($0.04)
Net earnings (loss)
Basic	($0.74)	($0.04)
Diluted	($0.72)	($0.04)
Adjusted net earnings (loss)
Basic	($0.74)	$0.37
Diluted	($0.72)	$0.37

Statements of Comprehensive Income

Comprehensive income (loss) – current periods:

	2002	2001
	$000	$000
	Revised	Revised

Net earnings (loss) in accordance with U.S. GAAP	(130,596)	(7,621)

Other comprehensive income, net of tax:
Foreign currency translation gain	26,483	11,511

Unrealized gains (losses) on securities available for sale, nil (2001 –$5,755)	31,387	(73,178)
Realization of prior years unrealized (gains) losses on sale / write-down of securities available for sale, net of tax of nil, (2001 – 486)	60,000	(987)

	91,387	(74,165)

Reclassification of transition adjustment related to interest rate swaps net of tax of $69 (2001 - $70)	115	114

	117,985	(62,540)

Comprehensive income (loss)	(12,611)	(70,161)

Comprehensive income (loss) – accumulated balances:

	Foreign	Unrealized	Transition adjustment
	currency	gains (losses)	on swaps	Total
	translation	on securities	Revised	Revised

Balance, August 31, 2000	(85,958)	32,307	—	(53,651)
Transition adjustment on swaps	—	—	(2,577)	(2,577)
Change during 2001	11,511	(74,165)	114	(62,540)

Balance, August 31, 2001	(74,447)	(41,858)	(2,463)	(118,768)
Change during 2002	26,483	91,387	115	117,985

Balance, August 31, 2002	(47,964)	49,529	(2,348)	(783)

Consolidated Balance Sheets

     Balance sheet captions restated to reflect the above items are presented below:

	2002	2001
	$000	$000
	Revised	Revised
ASSETS
Current assets	683,677	640,149
Investment in Network TEN	4,494	107,210
Property, plant and equipment	675,041	687,811
Intangibles and goodwill	3,743,404	3,946,499
Other investments	196,253	370,180
Other assets	485,089	487,029

	5,787,958	6,238,878

LIABILITIES
Current liabilities	621,609	729,624
Long term debt	3,339,507	3,732,710
Other liabilities	197,746	161,768
Future income taxes	406,847	380,052

	4,565,709	5,004,154

SHAREHOLDERS’ EQUITY
Capital stock	896,422	896,313
Contributed surplus	3,647	3,647
Retained earnings	322,963	453,532
Accumulated other comprehensive income (loss)	(783)	(118,768)

	1,222,249	1,234,724

	5,787,958	6,238,878

A reconciliation of shareholders’ equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	2002	2001
	$000	$000
	Revised	Revised

Shareholders’ equity in accordance with Canadian GAAP	1,175,911	1,305,996
Adjustments relating to pre-operating costs, net of tax of $3,608 (2001 – $2,277)	(6,473)	(6,373)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	38,503	38,503
Programming costs imposed by regulatory requirement On business combination net of tax of $3,212 (2001 – $774)	(4,258)	(1,026)
Integration costs related to CanWest Publications net of tax of $827	(1,470)	—
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination net of tax of nil	938	938
Adjustment to reflect losses on interest rate and cross currency swaps net of tax of $35,748 (2001 – $37,016)	(28,083)	(55,618)
Transition adjustment on interest rate swaps, net of tax of $1,383 (2001 - $1,452)	(2,348)	(2,463)
Equity accounted affiliates in trust net of tax of nil	—	(3,375)
Unrealized gain (loss) on other investments net of tax of nil	49,529	(41,858)

Shareholders’ equity in accordance with U.S. GAAP	1,222,249	1,234,724

Other

The following amounts are included in accounts receivable:

	2002	2001
	$000	$000

Allowance for doubtful accounts	14,800	14,500

The following amounts are included in operating expenses:

	2002	2001
	$000	$000

Bad debt expense	5,700	7,800
Rent expense	17,300	12,700

The following amounts are included in accrued liabilities:

	2002	2001
	$000	$000

Accrued salaries	63,000	57,000

Amortization expense related to existing finite life intangibles will be $17.5 million per year to 2005, $8.8 million and $1.5 million in 2006 and 2007, respectively.